UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 23, 2015

TIME WARNER CABLE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33335	84-1496755
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Columbus Circle
New York, New York	10023
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 364-8200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On May 23, 2015, Time Warner Cable Inc. (“the “Company”) entered into an Agreement and Plan of Mergers (the “Merger Agreement”) with Charter Communications, Inc. (“Charter”), CCH I, LLC (“New Charter”), a wholly owned subsidiary of Charter, Nina Corporation I, Inc., Nina Company II, LLC, a wholly owned subsidiary of New Charter, and Nina Company III, LLC, a wholly owned indirect subsidiary of New Charter, pursuant to which the parties will engage in a series of transactions that will result in the Company and Charter becoming wholly owned subsidiaries of New Charter (the “Mergers”), on the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the Merger Agreement, the Company also entered into a voting agreement (the “Voting Agreement”) with Liberty Broadband Corporation (the “Stockholder”) pursuant to which the Stockholder agreed, among other things, to vote all of its shares of Charter in favor of the approval of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and certain related Charter transactions and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement was approved by the respective boards of directors of the Company and Charter. The Voting Agreement was approved by the respective boards of directors of the Company and the Stockholder.

Merger Agreement

As part of the Mergers, the Company and Charter will undergo a series of transactions pursuant to which both the Company and Charter will become wholly owned subsidiaries of New Charter. After giving effect to the transactions, New Charter will be the new public company parent that will hold the operations of the combined companies.

Upon the consummation of the Mergers, each share of Company common stock (other than treasury shares held by the Company and Company stock held by the Liberty Parties (as defined below)) will be converted into the right to receive $100.00 in cash and shares of New Charter common stock equivalent to 0.5409 shares of Charter Class A common stock (“Charter common stock”). Each stockholder of the Company will also have the option to elect (an “Electing Stockholder”) to receive for each share of Company common stock (other than treasury shares held by the Company and Company stock held by the Liberty Parties) $115.00 in cash and shares of New Charter common stock equivalent to 0.4562 shares of Charter common stock (in either case, the “Merger Consideration”). Upon the consummation of the Mergers, each share of Company common stock held by Liberty Broadband Corporation or Liberty Interactive Corporation (together, the “Liberty Parties”) will convert only into New Charter common stock.

The Company’s equity awards held by individuals who are employed by the Company as of the consummation of the Mergers will convert into New Charter equity awards based on an exchange ratio determined based on the value a stockholder of the Company, other than an Electing Stockholder, would receive in the Mergers, while equity awards held by non-employee directors and former employees will be settled for cash in accordance with the terms of the Merger Agreement. Charter’s equity awards will convert into New Charter equity awards based on an exchange ratio designed to substantially preserve the value of the awards immediately before and immediately after the consummation of the Mergers.

The Company and Charter each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by each of the Company and Charter to, subject to certain exceptions, conduct its respective business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Mergers. The Company is permitted under the terms of the Merger Agreement to continue paying regular quarterly cash dividends not to exceed $0.75 per share per quarter. In the Merger Agreement, the Company (and its applicable subsidiary) agreed to waive the right of first offer (the “ROFO”) that they have to acquire the assets of Bright House Networks, LLC during the pendency of the Mergers. This waiver will expire if the Merger Agreement is terminated but the waiver will again be effective if within 9 months following such a termination, the Company enters into an agreement or understanding in respect of, or consummates, an alternative acquisition transaction.

The obligation of the parties to consummate the Mergers is subject to customary closing conditions, including, among other things, (1) the approval and adoption of the Merger Agreement and related transactions by the stockholders of both companies (including the approval of a majority of the outstanding shares of Charter common stock (excluding shares beneficially owned by Liberty Broadband Corporation and its affiliates) with respect to the applicable transactions with the Liberty Parties); (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), without the imposition of one or more conditions that would reasonably be expected to have a material adverse effect on the Company, Charter and their respective subsidiaries, taken as a whole (a “Burdensome Condition”); (3) the receipt of applicable regulatory approvals from the Federal Communications Commission (“FCC”) and certain other regulatory approvals, without the imposition of a Burdensome Condition; (4) the absence of certain legal restraints and prohibitions; (5) the effectiveness of the Charter registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”); and (6) the approval of the listing on the NASDAQ of New Charter common stock to be issued in connection with the Mergers. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its material obligations under the Merger Agreement, the other party having not suffered a material adverse effect and the receipt by each party of certain opinions from its counsel regarding the tax treatment of the transactions.

The Merger Agreement requires each of the Company and Charter to call and hold a special stockholder meeting and, subject to certain exceptions, requires the board of directors of each company to recommend that the stockholders of such company approve the transactions. Prior to such approval, the board of directors of each company may, upon receipt of a superior proposal (as defined in the Merger Agreement) or the occurrence of an intervening event (as defined in the Merger Agreement), change its recommendation that the stockholders of such company approve the transactions, subject to complying with notice and other specified conditions, including giving the other party the opportunity to propose changes to the Merger Agreement in response to such superior proposal or other circumstances. If the board of directors of either company changes its recommendation, the other party may terminate the Merger Agreement and receive a termination fee as described below. The company changing its recommendation does not have the right to terminate the Merger Agreement in connection with such a change of recommendation, however, the other party does have the right to do so following such a change of recommendation. In addition, the Merger Agreement prohibits each party from soliciting alternative acquisition proposals in certain circumstances.

The Merger Agreement contains certain other termination rights for each of the Company and Charter, including the right of each party to terminate the Merger Agreement if the Mergers have not been consummated by May 23, 2016, subject to each party’s right to extend this end date until November 23, 2016 if all closing conditions (other than receipt of antitrust and other specified regulatory approvals) have been satisfied by May 23, 2016.

Charter has agreed to pay the Company a $2 billion termination fee, in certain circumstances, if the parties fail to obtain required Department of Justice or FCC approvals, or a $1 billion termination fee, in certain circumstances, if the parties fail to obtain certain other required regulatory approvals. In addition, the Company has agreed to pay Charter a $2 billion termination fee, and Charter has agreed to pay the Company a $1 billion termination fee, in certain circumstances relating to a third-party alternative transaction or a change in the other party’s board recommendation.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

On May 23, 2015, concurrently with the execution of the Merger Agreement, the Company entered into the Voting Agreement with the Stockholder which holds 28,838,718 shares of Charter common stock (approximately 25.75% of the outstanding shares of Charter common stock as of May 20, 2015). Pursuant to the Voting Agreement, the Stockholder agreed, among other things, to vote all of its shares of Charter common stock owned of record as of the date of the Voting Agreement and any shares of any equity or voting securities in Charter thereafter acquired (the “Covered Shares”) in favor of the approval of the Mergers and the other transactions contemplated by the Merger Agreement and certain related Charter transactions and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement.

In addition, during the Restricted Period (as defined below), the Stockholder agreed to vote all of its Covered Shares against any Charter acquisition proposal (as defined in the Merger Agreement), or any transaction that would have constituted a Charter acquisition proposal if the Merger Agreement were then in effect.

The Stockholder further agreed subject to certain customary exceptions, not to transfer any equity or voting securities of Charter or to directly or indirectly grant any other person any proxy, power of attorney or other authorization with respect to the Covered Shares during the Restricted Period. During the Restricted Period, the Stockholder is also obligated to comply with the non-solicitation provisions of the Merger Agreement as if it were Charter, subject to limited exceptions.

The Voting Agreement will terminate upon the earlier of (a) the consummation of the Mergers and (b) the termination of the Merger Agreement in accordance with its terms, except if the Merger Agreement is terminated because either (i) approval of Charter’s stockholders for the transactions is not obtained or (ii) Charter intentionally and materially breaches its non-solicitation covenants in the Merger Agreement, in which case the Stockholder’s obligation to vote against a Charter acquisition proposal and to comply with certain other covenants in the Voting Agreement will be extended for a period of six (6) months following the date of such termination (the “Restricted Period”).

The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed herewith as Exhibit 2.2 and is incorporated herein by reference.

Copies of the Merger Agreement and the Voting Agreement (the “Agreements”) have been included as exhibits to this Current Report on Form 8-K to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company, Charter, the Stockholder or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each Agreement were made only for purposes of such Agreement and as of specific dates; were made solely for the benefit of the parties to such Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to such Agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Charter, the Stockholder or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of an Agreement, which subsequent information may or may not be fully reflected in the Company’s or Charter’s public disclosures.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description

2.1	Agreement and Plan of Mergers, dated as of May 23, 2015, among Time Warner Cable Inc., Charter Communications, Inc., CCH I, LLC, Nina Corporation I, Inc., Nina Company II, LLC and Nina Company III, LLC.

2.2	Voting Agreement, dated as of May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this current report regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Charter and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

TIME WARNER CABLE INC.

By:	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President, General Counsel and Secretary

Date: May 29, 2015

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Mergers, dated as of May 23, 2015, among Time Warner Cable Inc., Charter Communications, Inc., CCH I, LLC, Nina Corporation I, Inc., Nina Company II, LLC and Nina Company III, LLC.

2.2	Voting Agreement, dated as of May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation.

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